Mail Stop 6010

May 14, 2008

Mr. Miles D. White
Chairman and Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

      Re: **Abbott Laboratories**
              Form 10-K for Fiscal Year ended December 31, 2007
              Filed February 19, 2008
              File No. 001-02189

Dear Mr. White:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director